Exhibit 99.1

News release

Biofrontera AG: First quarter conference call to be held on May 12, 2021

Leverkusen, Germany, May 3, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be releasing its financial results for the first quarter 2021 on Tuesday, May 11, 2021.

Conference calls for shareholders and interested investors will be held on Wednesday, May 12, 2021, at the following times:

In German, May 12, 2021 at 10:00 am CEST (4:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 60386865#

In English, May 12, 2021 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 52497289#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102